Contacts:

Investor Relations

Media Relations

Lorus Therapeutics Inc.

Mansfield Communications

Dr. Saeid Babaei

Susana Hsu

Phone: (416) 798-1200, x490

Phone: (416) 599-0024

ir@lorusthera.com

susana@mcipr.com

LORUS ANNOUNCES PRESENTATION OF CORPORATE

OVERVIEWAT THE RODMAN AND RENSHAW

8TH ANNUAL HEALTHCARE CONFERENCE

– Presentation available by web cast –

Toronto, Canada, November 6, 2006 – Lorus Therapeutics Inc. (“Lorus”) (TSX: LOR; AMEX: LRP), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, announced today that Dr. Aiping Young, President and CEO of Lorus, will provide a Company update at the Rodman and Renshaw 8th Annual Healthcare Conference.

WHEN:

November 8, 2006

WHERE:

Kennedy II Room (4th floor)

New York Palace Hotel, New York, NY

TIME:

10:15 a.m. Eastern Time

Interested parties may gain access to a live audio webcast of the presentation by visiting the Investor Relations section of Lorus' website at http://wsw.com/webcast/rrshq10/lrp, which will be available through the same location through November 8, 2006.

Lorus is one of over 300 invited companies to present at this conference held from November 6 to 8, 2006. The conference provides informational service and networking opportunities for healthcare companies and investors.

About Lorus

Lorus is a publicly traded biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing will be done in cooperation with strategic pharmaceutical partners.  Lorus has completed one Phase II and one Phase III clinical trial. Lorus has several product candidates in multiple Phase II clinical trials.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to obtain the capital required for research and operations; the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com.